Exhibit 99.80

Collective Mining Reports a New Porphyry Discovery Named Olympus Deeps by Drilling 202.35 Metres @ 2.16 g/t AuEq; Also Expands Apollo with 548.9m @ 1.91 g/t AuEq

Toronto, Ontario, January 30, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF, FWB: GG1) (“Collective” or the “Company”) is pleased to announce the discovery of a significant new gold system named “Olympus Deeps” at the Company’s Guayabales project in Caldas, Colombia. Today’s result from Olympus Deeps is interpreted to be the initial intercept into a gold related brecciated porphyry intrusion system located approximately 500 metres to the north of the Company’s flagship Apollo porphyry system (“Apollo”). The Olympus target is similar to the multi-million-ounce Marmato mine located 2.5 kilometres to the southeast, which spans more than a vertical kilometre and is characterized by an upper-level sheeted vein system with a porphyry at depth. Assay results for four drill holes are presented herein including the Olympus Deeps discovery hole and two holes at Apollo which cut long intercepts of high-grade mineralization and extend the footprint of the system to the northeast.

Ari Sussman, Executive Chairman commented: “Hard work by our team and remarkable geology has resulted in the Company announcing a third major porphyry discovery in the past eighteen months. The latter two discoveries at Trap and Olympus Deeps are separated by approximately 3.5 kilometres of prospective ground with exploration now underway to cover this highly prospective area and generate new targets for drilling. The Guayabales project stands out as one of the best exploration growth projects globally and we are excited that drilling has now resumed at the Apollo and Trap targets and will commence by the middle of February at the Olympus target.”

Highlights (see Table 1 and Figures 1-5)

●	Directional Drill hole APC88-D1, which was drilled from Pad 14 located outside and to the south-east of the Apollo system cut two significant intercepts over its 958.35 metres length before being abandoned due to a complicated fault while still in mineralization. The initial down hole intercept crossed through and locally expanded the Apollo system by cutting a long interval of high-grade gold-silver-copper mineralization as follows:

○	497.35 metres @ 1.80 g/t gold equivalent from 85.30 metres depth including:

■	200.80 metres @ 3.19 g/t gold equivalent from 85.30 metres downhole

●	After exiting Apollo and passing through a poorly mineralized zone, drill hole APC88-D1 entered a new gold rich brecciated porphyry intrusion at depth below the Olympus target area (north of Apollo) for the final 202.35 metres of the hole before being lost while still in mineralization due to a fault with assay results as follows:

○	202.35 metres @ 2.16 g/t gold equivalent from 756.00 metres down hole including:

■	15.60 metres @ 20.34 g/t gold equivalent from 809.00 metres downhole.

●	As a result of the Olympus Deeps discovery, the Olympus target area has grown significantly and now measures approximately 600 metres to the east-west by 400 metres to the north-south by more than 1,000 metres vertical and remains open in all directions for expansion.

●	With the discovery of a gold rich porphyry intrusion at depth, the Olympus target is now analogous to the multi-million-ounce Marmato mine located 2.5 kilometres to the southeast as both are characterized by a shallow sheeted CBM vein system with a gold rich porphyry intrusion at depth. As a reminder, shallow drilling by the Company at the Olympus target in early 2022 intersected bulk tonnage precious metal rich sheeted veins with intercepts including:

○	301.90 metres @ 1.11 g/t gold equivalent (OLCC-3 announced March 15, 2022)

○	216.70 metres @ 1.08 g/t gold equivalent (OLCC-4 announced May 9, 2022)

●	Drill hole APC88-D2, which was drilled from Pad 14 to the northeast through Apollo, cut a significant zone of high-grade gold-silver-copper mineralization. Importantly, this hole extended the brecciated porphyry body to the northeast with assay results as follows:

○	548.90 metres @ 1.91 g/t gold equivalent from 68.10 metres downhole including:

■	133.90 metres @ 4.87 g/t gold equivalent from 154.70 metres downhole and;

○	18.20 metres @ 1.23 g/t gold equivalent from 737.00 metres downhole.

Figure 1: Long Section of the 4.5 Kilometres Porphyry Trend at the Guayabales Project, Highlighting the Discovery Hole at Olympus Deeps

Figure 2: Core Photo Highlights from Drill Hole APC88-D1

Figure 3: Plan View of the Apollo and Olympus Targets and Drill Holes Announced in This Release

Figure 4: Cross Section Highlighting Holes APC-88D and APC88-D1

Figure 5: Plan View of the Guayabales Project Highlighting the Olympus and Apollo Targets Area

Table 1: Assay Results for APC-88, APC88-D1, APC88-D2 and APC-91

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo ppm	WO3 ppm	AuEq g/t*
APC-88D (Mother hole)	70.10	90.10	20.00	0.89	4	0.01	2	4	0.94
APC88-D1	85.30	582.65	497.35	1.17	34	0.12	2	27	1.80
incl	85.30	286.10	200.80	2.04	61	0.22	3	57	3.19
and	756.00	958.35	202.35	2.11	4	0.02	36	5	2.16
incl	809.00	824.60	15.60	20.75	11	0.02	47	5	20.34
APC88-D2	68.10	617.00	548.90	1.33	31	0.12	3	35	1.91
incl	154.70	288.60	133.90	3.00	99	0.36	3	95	4.87
and Incl	356.50	407.80	51.30	3.36	14	0.03	2	9	3.51
and Incl	541.00	556.10	15.10	1.74	18	0.06	2	6	2.03
and	737.00	755.20	18.20	1.13	6	0.02	21	7	1.23
APC-91	282.30	298.90	16.60	2.80	22	0.02	23	6	3.06
Incl	289.60	294.65	5.05	8.13	36	0.01	28	7	8.43
and	448.00	449.35	1.35	4.15	-	0.01	1	1	4.04
and	455.70	457.00	1.30	3.22	1	-	-	4	3.14

AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.016 x 0.88) + (Cu (%) x 1.69 x 0.90)+ (Mo (%) x 8.57 x 0.85) + (WO3 (%)*6.32 x 0.72) utilizing metal prices of Cu – US$3.95/lb, Ag – US$25/oz, Mo - US$20/lb , WO3 - US$32,500/t and Au – US$1,600/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, 72% for WO3 and 90% for Cu. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for copper, molybdenum, tungsten and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company’s near-term objective is to drill the shallow portions of the Apollo system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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